Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, Texas 77024

May 1, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Ranger Energy Services, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 14, 2017
CIK No. 0001699039

Ladies and Gentlemen:

Set forth below are the responses of Ranger Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 25, 2017, with respect to Confidential Draft Submission No. 2 on Form S-1, CIK No. 0001699039, submitted to the Commission on April 14, 2017 (“Submission No. 2”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 3 on Form S-1 (“Submission No. 3”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 3, as well as three copies of Submission No. 3 marked to show all changes made since the submission of Submission No. 2.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Submission No. 3 unless otherwise specified. Further, all capitalized terms used without definition herein have the meanings assigned to such terms in Submission No. 3 unless otherwise specified.

General

1.                                      We note your response to prior comment 7 indicates that you are not substantially dependent on the EOG Contract since the take-or-pay provisions relate to only 8% of your total current rig fleet. However, we note that Note 8 to your consolidated financial statements reflects that EOG Resources accounted for approximately 19.8% of your revenues balance for the year ended December 31, 2016. Please revise your disclosure

Securities and Exchange Commission

May 1, 2017

to clarify the extent to which EOG is contracted to take-or-pay for your services and any material terms related to such arrangement.

RESPONSE:                            We have revised pages 6 and 82 of Submission No. 3 to clarify the extent to which EOG is contracted to take-or-pay for our services and the material terms related to such arrangement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,  page 60

How We Evaluate Our Operations, page 63

Rig Utilization, page 64

2.                                      We note that you have added general commentary on rig utilization in response to prior comment 9. Given that you have identified rig utilization as an important indicator of your activity and profitability, please expand your disclosure to discuss the actual metrics for the periods associated with your financial report, along with any material changes in the number of rigs and hours. As you indicate that a 55 hour work week is utilized as the denominator in your computation for each rig, please also clarify whether this is the maximum number of hours per week that any rig is operated; and if this is not the case, disclose the maximum number of hours and the extent to which the utilization figures would change based on this alternate figure.

RESPONSE:                            We have revised page 64 of Submission No. 3 to expand our disclosure to discuss the actual metrics for the periods associated with our financial report, along with the material changes in the number of rigs and hours.

In addition, we have revised page 64 to clarify that, although a 55 hour work week is not necessarily the maximum number of hours per week that any rig is operated, we utilize a 55 hour work week as the denominator in our computation for each rig because we believe it to be consistent with industry standards for our competitors (e.g. Basic Energy Services, Inc.) and the most appropriate estimation of a probable work week for our rigs based on current market dynamics. The maximum number of hours per week that any rig is operated is inherently subject to fluctuations as a result of customer demand, potential changes in industry practices, maintenance requirements and other factors, and we therefore respectfully advise the Staff that the disclosure in Submission No. 3 of any purported maximum number of hours or the extent to which the utilization figures would change based on this alternate figure would not provide investors with meaningful information regarding our rig utilization.  However, in response to the Staff’s comment, we have revised page 64 to clarify that our rig utilization would decrease if a higher number of hours per work week were utilized for purposes of our calculations.

Securities and Exchange Commission

May 1, 2017

Description of Capital Stock, page 122

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law, page 123

Amended and Restated Certificate of Incorporation and Bylaws, page 124

3.                                      Please expand your fourth bullet point to disclose that, prior to the date on which CSL and its affiliates no longer hold more than 50% of the voting power of your common stock, board vacancies can also be filled by the affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to vote. We note in that regard Section 5.2 of your amended and restated certificate of incorporation filed as Exhibit 3.2.

RESPONSE:                            We have revised page 134 of Submission No. 3 to expand our fourth bullet point to disclose that, prior to the date on which CSL and its affiliates no longer hold more than 50% of the voting power of our common stock, board vacancies can also be filled by the affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to vote.

Unaudited Pro Forma Condensed Financial Statements, page F-2

Note 2 — Unaudited pro forma condensed balance sheet adjustments and assumptions, page F-6

4.                                      We have read the incremental disclosures provided in response to prior comment 17, regarding the accounting you will apply to any tax assets and payables related to your Tax Receivable Agreement. Please further expand your disclosure to explain how any need for a valuation allowance against the tax assets would impact your accounting for the payables, both initially and in subsequent periods.

RESPONSE:                            We have revised page F-7 of Submission No. 3 to further expand our disclosure to explain how any need for a valuation allowance against the tax assets would impact our accounting for the payables, both initially and in subsequent periods.

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Securities and Exchange Commission

May 1, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790.

Very truly yours,

RANGER ENERGY SERVICES, INC.

By:	/s/ Darron M. Anderson
Name:	Darron M. Anderson
Title:	President and Chief Executive Officer

Enclosures

cc:                                Douglas E. McWilliams

Julian J. Seiguer

Vinson & Elkins L.L.P.